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                             December 23, 2021

       Albert Mitrani
       Chief Executive Officer
       Organicell Regenerative Medicine, Inc.
       4045 Sheridan Avenue, Suite 239
       Miami Beach, FL 33140

                                                        Re: Organicell
Regenerative Medicine, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 15,
2021
                                                            File No. 333-257899

       Dear Mr. Mitrani:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2021, letter.

       Form S-1/A filed December 15, 2021

       Executive Compensation, page 59

   1. Please update your executive compensation disclosure to provide the information called for by Item 402 of
Regulation S-K with respect to your last fiscal year ended October 31,
                                                        2021.
 Albert Mitrani
FirstName  LastNameAlbert  MitraniInc.
Organicell Regenerative Medicine,
Comapany23,
December   NameOrganicell
               2021        Regenerative Medicine, Inc.
December
Page 2     23, 2021 Page 2
FirstName LastName
       Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Dale S. Bergman